BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

BAILLIE GIFFORD FUNDS SERVICES LLC

Contents

Managers' and Company Information

Managers:	D W Salter (Chairman) S A McKechnie (Chief Compliance Officer) P C Hadden (Resigned February 12, 2016) A Graham (Appointed May 17, 2016)
Officers:	J D Parise (Financial & Operations Principal)
Bankers:	Lloyds Bank plc City Branch PO Box 72 Bailey Drive Gillingham ME8 0LS Citibank N.A. P O Box 769018 San Antonio TX 78245
Registered Office:	Corporation Service Company 2711 Centerville Road (Suite 400) Wilmington DE 19808 USA
Principal Office:	Calton Square 1 Greenside Row Edinburgh EH1 3AN
UK Company Number:	FC031788
UK Establishment Registered Number:	BR016858
US (Delaware) Registered Number:	5482323

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2016 and 2015

	Note	2016	2015
Assets			
Cash		$ **966,402**	$ 823,993
Due from parent	3	**-**	20,966
Prepayments		**35,762**	9,626
Total assets		$ **1,002,164**	$ 854,585
Liabilities and Member's Equity			
Accounts payable and accrued expenses		$ **9,245**	$ 3,300
Due to parent	4	**71,817**	-
Total current liabilities		**81,062**	3,300
Non Current Liabilities			
Due to parent	4	**750,000**	750,000
Total liabilities		**831,062**	753,300
Member's equity			
Called up common stock 100,000 shares par value $1		**100,000**	100,000
Retained earnings		**71,102**	1,285
Total member's equity		**171,102**	101,285
Total liabilities and member's equity		$ **1,002,164**	$ 854,585

Accompanying notes on pages 6 – 8 are an integral part of these financial statements.

The financial statements were approved by the Board of Managers on May 17, 2016 and signed on its behalf by:

D W Salter
Manager
Company Number FC031788